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                              July 5, 2023

       Richard Brand
       Partner
       Cadwalader, Wickersham & Taft LLP
       200 Liberty Street
       New York, NY 10281

                                                        Re: Masimo Corporation
                                                            Schedule 13D/A
filed June 30, 2023
                                                            Filed by Quentin
Koffey et al.
                                                            File No. 005-83497

       Dear Richard Brand:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your Schedule 13D.

       Schedule 13D/A filed June 30, 2023

       General

   1.                                                   We note your response
to comment one. Item 3 of Schedule 13D states that    if any part of
                                                        the purchase price is
or will be represented by funds or other consideration borrowed or otherwise obtained for
the purpose of acquiring, holding, trading or voting the securities, a description of the
transaction and the names of the parties thereto    must be disclosed.
                                                        Please address whether
any part of the purchase price for the Common Stock of Masimo
                                                        Corp. was provided by
any limited partner(s) of the Politan Funds for the specific purpose of acquiring, holding,
trading or voting the Common Stock of Masimo Corp.
   2.                                                   We note your statement
that    all prior Swaps regarding Masimo securities were unwound
                                                        on or before September
23, 2022.    However, your initial Schedule 13D was filed on
                                                        August 16, 2022, and
discloses that    Politan Master Fund has entered into physically
                                                        settled swaps
referencing 4,096,784 shares of Common Stock in the aggregate that the
 Richard Brand
Cadwalader, Wickersham & Taft LLP
July 5, 2023
Page 2
         Reporting Persons may be deemed to beneficially own.    Accordingly,
any written
         agreements, contracts, arrangements, understanding, plans or proposals referenced in Item
         7 of Schedule 13D, including the agreements underlying the Physically Settled Swaps and
         Cash Settled Swaps described under Item 6 (to the extent they were in existence on
         August 16, 2022), should have been filed with your initial Schedule 13D. Please advise or revise.
3. It is unclear from your response to comment four whether EnTrust Global Partners LLC or Dennis Washington (or their respective affiliates) are direct beneficial owners of
         Common Stock. In addition, while you assert that    Courts have long
held that passive
         investors in an investment fund do not become members of a group with the investment
         advisor to such fund merely by agreeing to be limited partners,    it
is unclear whether
         different facts are present here. Therefore, while we do not necessarily agree with your analysis and conclusions, we have no further comment at this time.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameRichard Brand                               Sincerely,
Comapany NameCadwalader, Wickersham & Taft LLP
                                                              Division of
Corporation Finance
July 5, 2023 Page 2                                           Office of Mergers
& Acquisitions
FirstName LastName